EXHIBIT 99.2

Our shareholders or potential investorsmay be referred to as “you” or “your” in this disclosure and “RedHill,” “we,” “us,”“our,” the “Company” and similar designations refer to RedHill Biopharma Ltd.

Financial Update

As of September 30, 2016, we had approximately$40.5 million of cash and short-term investments. Our current cash resources are not sufficient to complete the research and developmentof all of our therapeutic candidates. We believe our existing capital resources should be sufficient to fund our operations forat least the next 12 months. Additional information and disclosures would be required for a more complete understanding of ourfinancial position and results of operations as of September 30, 2016.

Potential Commercial Activities in theU.S.

We are in the process of establishing commercialpresence and capabilities in the U.S., and we plan to leverage such presence and capabilities to support, among others, potentialfuture commercial launch of our GI-related products under development (RHB-104/RHB-105/BEKINDA®) in the U.S.

On October 3, 2016, we entered into a non-bindingterm sheet with a pharmaceutical company, as part of our strategic vertical integration plan to build a U.S. specialty pharmaceuticalcompany by establishing a commercial presence and capabilities. Under the term sheet, we would be granted the right to exclusivelypromote a specialty GI product in certain territories in the U.S. The parties would share revenues generated in such territories,based on an agreeable split between the parties. We are not required to make any upfront or milestonepayments under the term sheet. Although our goal is to complete the transaction pertaining to the commercial asset in the fourthquarter of 2016, the term sheet is non-binding and there is no certainty as to the execution and timing of the execution of a definitiveagreement between us and our potential partner. There is no assurance that satisfactory due diligence will be completed or theparties will obtain all necessary corporate approvals.

Israeli corporate governance exemptionsin the Israeli Companies Regulations

Our board of directors has resolved to adoptthe Israeli corporate governance exemptions set forth in the Companies Regulations (Relief for Public Companies Whose Securitiesare Listed for Trading on an Exchange Abroad) 5760- 2000 (Regulation 5d.) (the “Regulation”). In accordance with theRegulation, a company with no “controlling shareholder” (as defined in the Israeli Companies Law) and with securitieslisted for trading on certain stock exchanges outside of Israel, including the NASDAQ, may adopt exemptions from various corporategovernance requirements of the Israeli Companies Law so long as the company satisfies the applicable foreign country laws and regulations(including applicable stock exchange rules) that apply to companies organized in that country relating to the appointment of independentdirectors and the composition of audit and compensation committees (collectively, the “Exemption”). Companies, suchas ours, adopting the Exemption are exempt from the following Israeli Companies Law requirements: (i) the composition requirementsfor members of the audit and compensation committees, including independence requirements, the requirement of who may be presentat meetings and during discussions and decisions of such committees, and the quorum requirements of such committees and (ii) therequirement to appoint external directors, the requirement that an external director be a member of certain committees of the boardof directors and the limitations on employment and payment to certain directors and their relatives.

Pursuant to the Regulation, the Company intendsto comply with the NASDAQ Listing Rules in connection with a majority of independent directors on its board of directors and inconnection with the composition of each of the audit committee and the compensation committee, in lieu of such requirements ofthe Israeli Companies Law. Pursuant to the Regulation, our external directors at the time of our adoption of the Exemption, Mr.Ofer Tsmichi and Ms. Nurit Benjamini, may remain in office as Company directors at their option until the earlier of such directors'original end of term of office or the second annual meeting of shareholders after the adoption of the Exemption.